3628

a2a
energie in comune

09045755

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

March 25, 2009

SEC Mail Processing
Section

MAR 3 0 2009

Washington, DC
110

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

p. Maria Angela Nardone

Encl.

4/2

FILE NO. 82-4911

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PRESS RELEASE – 25 March 2009

The Management Board has examined and approved the annual and consolidated draft financial statements relative to the year 2008

***

Revenues and Gross Operating Margin (EBITDA) up by 17.8% and 5.4% respectively and equal to 6,094 and 1,068 million euros.

The distribution of dividends for a total of 304 million euros (equal to 0.097 € per share) was proposed.

Milan, 25 March 2009 – At today's meeting of the Management Board of A2A S.p.A., chaired by Mr. Giuliano Zuccoli, the board examined and approved the annual and consolidated draft financial statements of the A2A Group at 31 December 2008, as well as the data *restated* at 31 December 2007[1]. These drafts will be subject to final approval by the Supervisory Committee.
The Management Board also decided to submit to the Supervisory Committee the proposal to distribute a dividend for ordinary shares equal to 0.097 euros, similar to the dividend paid during 2008. The dividend will be payable on 25 June 2009 (ex-dividend date 22 June 2009).

The A2A Group's results are set out below, compared to the pro-forma financial results *restated* at 31 December 2007 as they are even more significant than the results *restated* at 31 December 2007.

Main consolidated results of the year 2008

Millions of Euros	31.12.2008	31.12.2007 pro-forma *restated*	Change	31.12.2007 *restated*
Revenues	6,094	5,175	17.8%	2,814
Gross Operating Margin - EBITDA	1,068	1,013	5.4%	539
Net Operating Income - EBIT	699	684	2.2%	360
Earnings before taxes	572	693	-17.5%	421
Group Net Income	316	521	-39.3%	292

[1] The financial data *restated* at 31 December 2007 only represents the position of the former AEM Group, as the incorporating company. The *pro-forma* data *restated* at 31 December 2007 shows a consolidation perimeter essentially similar to that of the A2A Group at 31 December 2008.

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Millions of Euros	31.12.2008	31.12.2007 pro-forma *restated*[2]	Change	31.12.2007 *restated*
Net Financial Position	3,484	3,349	135	2,094

In 2008 the A2A Group's **revenues** were up by 17.8% and reached 6,094 million euros.
The increase, equal to 919 million euros, is attributable to the growth in sales of energy products and services, as well as the increase in the unitary prices linked to the events recorded on the international commodities markets.

The electricity sold on the wholesale and retail markets, equal to 26,507 GWh[3], is in line with the year 2007 (26,277 GWh). The sales affected the national market by 22,260 GWh and the foreign markets by 4,247 GWh. The sales on the national market were allocated, for 3,929 GWh, to the clients of the enhanced protection and safeguard markets, 5,682 GWh to the Power Exchange (Ipex) and the remaining 12,649 GWh to end-users and wholesalers.
The sales of electricity benefited from the production of the plants run by the A2A Group, for a total of 11,961 GWh. Despite the halt in activity due to the malfunctioning of Groups 1 and 2 of the Premadio hydroelectric plant and the malfunctioning that occurred at Group 1 of the thermoelectric plant at Cassano d'Adda, the overall quantities produced were up by 4%.

The gas sales to end-users, equal to 1,859 million cubic metres, were up by 3% compared to 2007, whilst the quantity of heat sold through the district heating networks went from 1,475 thermal GWh in 2007 to 1,905 thermal GWh (including Coriance) at 31 December 2008 (+29%). The Group's co-generation and waste-to-energy plants contributed to covering the thermal load through the generation of 1,504 thermal GWh (+20%). The combined production of electrical energy from these plants (and from biogas plants) equalled 1,501 GWh (-7%) and was primarily assigned to the Italian Electrical Services Provider (GSE).

The quantity of waste disposed of equalled 2,860 thousand tonnes, a slight reduction compared to the data recorded during the previous year (3,002 thousand tonnes).
The quantities of gas and electricity distributed equalled 1,859 million cubic metres and 12,160 GWh, an increase of 4% and 1% respectively compared to the year 2007.
The quantity of water distributed (approximately 85 million cubic metres) and treated in the purification plants (approximately 58 million cubic metres), was in line with the quantities recorded in 2007.

[2] Includes the extraordinary dividend of 85 million euros awarded to ASM S.p.A. shareholders due to the agreements connected to the merger project for incorporation into AEM S.p.A..
[3] net of the energy sold and simultaneously purchased by the Power Exchange.

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In the period in question the operating costs equalled an overall sum of 4,573 million euros (+23%). As a consequence, the **Gross Operating Margin (EBITDA)** for the year reached 1,068 million euros, an increase of 55 million euros (+5.4%) compared to the pro-forma *restated* results of 2007.

***

Industrial results (Gross Operating Margin) by business area

Millions of Euros	**31.12.2008**	**31.12.2007 pro-forma *restated***
	Total	**Total**
Energy	439	447
Heat and Services	67	49
Networks	276	258
Environment	320	308
Other services and Corporate	(34)	(49)
TOTAL	**1,068**	**1,013**

The *Energy Business* recorded a slight reduction of the Gross Operating Margin compared to the pro-forma *restated* result of 2007, equal to 8 million euros. The economic dynamics of the electricity and gas sectors were contrasting.

The electricity sector actually showed an improvement of the marginality linked to the increase in production compared to the 2007 level (despite there being accidental unavailability to Groups 1 and 2 of the Premadio hydroelectric plant and to Group 1 of the thermoelectric plant at Cassano d'Adda) as well as the positive trend of electricity prices with a significant impact in particular on hydroelectric production which grew by 33% compared to the previous year (from 1,795 to 2,381 GWh).

The effective management of the sources/uses portfolio, aimed at collecting the best opportunities on the different energy markets, also contributed to the electricity sector's positive result. With regard to this, we point out the increase of energy sales on foreign markets (+2,474 GWh) which more than offset the reduction in sales on the national wholesale markets and on the enhanced protection and safeguard markets.

Management of the gas portfolio showed a lower margin than the year 2007. The positive contribution deriving from the greater quantities sold to end-users contrasts with the reduction of the unitary sales margins following an increase in the cost of purchasing gas for which there is no corresponding similar increase of the sales revenues, due to the hysteresis of the indexing formulas, in a context of strong growth of the prices of commodities. The comparison with the result achieved in 2007 also suffers from the fact that this service had benefited from the partial reversal of the risk fund allocated according to deliberation no. 248/04 for approximately 12 million euros.

In the period in question the *Heat Business* (co-generation, district heating) recorded an increase of the industrial results compared to 2007 (+18 million euros), also thanks to the greater volumes sold to end-users due to the effect of a more favourable climatic trend and the acquisition of new users.

The *Networks Business* (distribution of electricity and gas, integrated water cycle) shows a result that has increased significantly compared to the year 2007. This result incorporates a non-recurring item equal to 48 million euros relative to the revenue component called "*company specific equalization*" provided for by the Energy and Gas Authority's deliberation no. 96/04. It has actually been possible to allocate in the balance sheet the connected revenues relative to the years 2004-2007 following the Energy and Gas Authority's deliberation ARG/ELT no. 121/08 which ensued the closure of the preliminary investigation started against AEM Elettricità. As a similar preliminary investigation has not yet begun for the regulatory period 2008-2012, the *company specific equalization* component relative to the year 2008 has not yet been allocated.

The result for the *Environment Business* (integrated waste cycle management) shows an increase in the gross operating margin (+12 million euros) largely thanks to the greater increase in value of the electricity produced by the waste-to-energy plants and biogas plants, as well as the opening of a new landfill in Comacchio (FE). These positive factors have more than offset the loss of incentive CIP6 relative to the electricity production of the waste-to-energy plant in Brescia starting from the month of November 2008, as well as the effects of the reduced production activity of the waste-to-energy plant in Milan caused by programmed halts for works aimed to further reduce polluting emissions to well below the limits set by the relevant regulations on the subject.

***

The **Net operating income (EBIT),** equal to 699 million euros (684 million euros at 31 December 2007), includes the effects of the greater depreciations, for approximately 17 million euros, connected to the freely transferable assets of the Group's hydroelectric plants. Their remaining life, for accounting purposes, has been revised due to the effect of the Constitutional Court's ruling no. 1 dated 18 January 2008, which decreed the unconstitutionality of a part of the regulation contained in the Finance Act 2006 that provided for the extension of the hydroelectric concessions for a ten-year period.

The **net financial charges**, including the depreciation of some financial shareholdings for 9 million euros, show a negative balance of 200 million euros (135 million euros at 31 December 2007). The increase in the financial charges can mainly be attributed, for approximately 25 million euros, to the greater average debt, equal to approximately 660 million euros, recorded in 2008 compared to 2007 and to the *fair value* of the derivatives in the portfolio (-26 million euros compared to the value recorded at the end of 2007).

The **Affiliates** equalled 60 million euros, a fall of 87 million euros compared to the previous year mainly due to the lower net income of the co-controlled company Transalpina di Energia S.r.l.

The **other non-operating income**, equal to 13 million euros, refers to the penalties applied to a supplier and awarded to the controlled company AMSA S.p.A. upon the positive outcome of a dispute. At 31 December 2007 the balance of this item was negative by 3 million euros.

The **charges from income taxes** equalled 227 million euros (170 million euros pro-forma *restated* data at 31 December 2007) and include the effects of the recent law decree no. 112 dated 25 June 2008, the so-called "*Manovra d'Estate*", which brought about the introduction of an additional IRES equal to 5.5% for companies that operate in the production and sale of gas and electricity sectors, with an impact at Group level equal to approximately 34 million euros.
The taxes for the previous year included 41 million euros of advance taxes (8 million at 31 December 2008), following the development that occurred in 2007 in the dispute over moratorium (Law no. 46 dated 6 April 2007).

The **Net result from non-current assets available for sale** includes the effects of the valuation, in accordance with international accounting principle IFRS 5, at the lowest between the cost, equal to the value of the shareholding at 31 December 2007, and the *fair value* net of the sales costs (significantly higher than the cost). This valuation is practically realized in the consolidation of the shareholding at cost, equal to the value at 31 December 2007, and thus has no effect on the profit and loss account at 31 December 2008.
The data at 31 December 2008 also includes the capital gains created by the transfer of the business of the company "*CMT ambiente*" of the Ecodeco Group. The effect on the pro-forma data at 31 December 2007 equalled 80 million euros and could essentially be traced back to the result of Endesa Italia S.p.A.

The Group's **consolidated net income** for the period, after the minority income has been deducted, equals 316 million euros (521 million euros at 31 December 2007). In 2008, against an improvement in the industrial results, the lower economic results achieved by Transalpina di Energia S.r.l. (40 million euros), together with the different consolidation method of EON Produzione S.p.A. (previously Endesa Italia S.p.A.) (81 million euros) and the greater tax load (57 million euros), partly connected to the introduction of the so-called Robin Tax, had in particular an impact on the year's lower result.

***

Employed capital and net financial debt
At 31 December 2008 **the net** consolidated **employed capital** came to 8,206 million euros; the net equity contributes to its cover for 4,722 million euros (of which 848 million euros refer to third party shareholders' shares) and **the net financial debt for 3,484 million euros** (3,349 million euros at 31 December 2007, pro-forma data that included the payment for the extraordinary dividend awarded to shareholders of ASM S.p.A. and equal to 85 million euros).

The operating activity has generated financial resources worth 633 million euros. The net investments in tangible, intangible and financial assets have absorbed resources worth 455 million euros, including the payment for the purchase of treasury shares for 43 million euros.

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Ordinary dividends distributed by the parent company were equal to 299 million euros, while dividends distributed by subsidiaries towards third parties were equal to 14 million euros.

Business outlook

In 2009 the Group's results will again feel the economic worsening of the macro-economic scenario, the loss of the CIP6 incentives relative to the electricity productions of the Brescia waste-to-energy plant as well as the lack of the positive effects of the company specific equalization connected to the distribution of electricity recorded during 2008. The consolidation during the year of the assets from E.ON Italia (the thermoelectric plant at Monfalcone and the hydroelectric unit in Calabria), as well as the full operational capacity of the new thermoelectric plant in Gissi (CH) and a probable increase of the hydroelectric productions of the plants in Valtellina, may at least partially offset these negative effects.

Parent company results

The net result at 31 December 2008 of the Parent Company A2A S.p.A. shows a net profit of 172 million euros compared to 86 million euros the previous year.

***

The Executive responsible for the drawing up of A2A S.p.A.'s company accounting documents, Paolo Rundeddu, certifies - in accordance with article 154-bis, subsection 2 of the Financial Act (TUF) (Legislative Decree 58/1998) - that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records.

***

The following are attached: the A2A Group's accounting tables, extracts from the Consolidated Financial Statement at 31 December 2008 compared with the pro-forma data of the A2A Group restated at 31 December 2007.

The 2008 Financial Statement together with the report on the management are subject to auditing during completion.

***

For further information:
Communications and External Relations: Biagio Longo, tel. 02 7720.4582, biagio.longo@a2a.eu
Investor Relations: Renata Bonfiglio, tel.02 7720.3879, ir@a2a.eu
www.a2a.eu

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energie in comune

Balance Sheet

CONSOLIDATED BALANCE SHEET (in millions of Euros)	31 December 2008	31 December 2007 *Pro forma Restated*	31 December 2007 *Restated*
ASSETS			
NON-CURRENT ASSETS			
Tangible assets	4,005	3,877	2,083
Intangible assets	634	540	360
Shareholdings carried according to the equity method	2,553	2,600	2,501
Other non-current financial assets	551	536	516
Deferred tax assets	316	258	197
Other non-current assets	57	40	27
TOTAL NON-CURRENT ASSETS	**8,116**	**7,851**	**5,684**
CURRENT ASSETS			
Inventories	224	175	24
Accounts receivables	1,699	1,739	902
Other current assets	293	283	178
Current financial assets	34	4	0
Income tax receivables	2	47	19
Cash and cash equivalents	87	102	32
TOTAL CURRENT ASSETS	**2,339**	**2,350**	**1,155**
NON-CURRENT ASSETS AVAILABLE FOR SALE	**692**	**725**	**4**
TOTAL ASSETS	**11,147**	**10,926**	**6,843**
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY			
Share capital	1,629	1,629	936
(Treasury shares)	-107	-64	-64
Reserves	2,036	2,315	1,096
Net income of the year	316		292
Shareholders' equity of the Group	**3,874**	**3,880**	**2,260**
Minority interests	848	825	794
Total Shareholders' equity	**4,722**	**4,705**	**3,054**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	3,196	2,739	1,723
Deferred tax liabilities	322	305	173
Employee benefits	264	272	154
Risk fund for landfills	392	312	169
Other non-current liabilities	68	286	256
Total non-current liabilities	**4,242**	**3,914**	**2,475**
CURRENT LIABILITIES			
Trade payables	1,186	1,050	631
Other current liabilities	507	498	238
Current financial liabilities	449	730	430
Current tax payables	38	25	11
Total current liabilities	**2,180**	**2,303**	**1,310**
Total liabilities	**6,422**	**6,217**	**3,785**
LIABILITIES DIRECTLY ASSOCIATED TO NON-CURRENT ASSETS AVAILABLE FOR SALE	**3**	**4**	**4**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**11,147**	**10,926**	**6,843**

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Income Statement

CONSOLIDATED INCOME STATEMENT (in millions of Euros)	01/01/2008 31/12/2008	01/01/2007 31/12/2007 pro-forma *Restated*	01/01/2007 31/12/2007 *Restated*
REVENUES	**6,094**	**5,175**	**2,814**
OPERATING EXPENSES	4,573	3,732	2,131
LABOUR COSTS	453	430	144
GROSS OPERATING INCOME - EBITDA	**1,068**	**1,013**	**539**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	369	329	179
NET OPERATING INCOME - EBIT	**699**	**684**	**360**
FINANCIAL BALANCE			
FINANCIAL INCOME	23	38	25
FINANCIAL EXPENSES	223	173	113
AFFILIATES	60	147	152
TOTAL FINANCIAL BALANCE	**-140**	**12**	**64**
OTHER NON-OPERATING INCOME	13		
OTHER NON-OPERATING EXPENSES		-3	-3
INCOME BEFORE TAXES	**572**	**693**	**421**
INCOME TAXES	227	170	52
INCOME FROM CURRENT OPERATIONS NET OF TAXES	**345**	**523**	**369**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE	2	80	-1
NET INCOME	**347**	**603**	**368**
MINORITIES	-31	-82	-76
GROUP NET INCOME FOR THE YEAR	**316**	**521**	**292**

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Financial Statement

CONSOLIDATED CASH FLOW STATEMENT (in millions of Euros)	01.01.08 31.12.08 post merger	31.12.2007 Restated
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	32	88
CONTRIBUTIONS MERGER-RELATED	155	
Operating activities		
Net income of the year	347	368
Tangible assets depreciation	292	144
Intangible assets amortization	16	6
Shareholdings write-downs	9	
Fixed assets write-downs	22	2
Results from affiliates	-60	-152
Change in funds (future expenses, risks, labour benefits and differed taxes)	2	3
Change in working capital	-80	-279
Cash Flow from operating activities	**548**	**92**
Investment activities		
Investments in tangible assets	-437	-128
Investments in intangible assets and goodwill	-26	-191
Investments in shareholdings and securities	-9	-8
Dividends received	60	20
Purchase/sale of own shares	-43	-39
Cash Flow used in investment activities	**-455**	**-346**
Free cash flow	**93**	**-254**
Financing activities		
Change in financial assets	-44	-1
Change in financial liabilities	164	334
Dividends paid by the parent company	-299	-125
Dividends paid by the subsidiaries to third parties	-14	-10
Cash Flow used in financing activities	**-193**	**198**
CHANGE IN CASH AND CASH EQUIVALENTS	-100	-56
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**87**	**32**